SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Starco Brands, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

85526F201

(CUSIP Number)

February 15, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 85526F201	13 G	Page 2 of 15

1	NAME OF REPORTING PERSONS a16z Seed-III, LLC (“Seed III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
120,642 shares are held of record by Seed III, whose members are Andreessen Horowitz Fund III, L.P. (“AH III”), Andreessen Horowitz Fund III-A, L.P. (“AH III-A”), Andreessen Horowitz Fund III-B, L.P. (“AH III-B”) and Andreessen Horowitz Fund III-Q, L.P. (“AH III-Q”), except that AH Equity Partners III, L.L.C. (“AH Equity III”), the general partner of AH III, AH III-A, AH III-B and AH III-Q, may be deemed to have sole power to vote these shares, and Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”), the managing members of AH Equity III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
120,642 shares are held of record by Seed III, whose members are AH III, AH III-A, AH III-B and AH III-Q, except that AH Equity III, the general partner of AH III, AH III-A, AH III-B and AH III-Q, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	120,642
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%[1]
12	TYPE OF REPORTING PERSON	OO

1 Based on 463,739,118 shares of the Issuer’s Class A Common Stock outstanding as of February 15, 2023, as provided by the Issuer to the Reporting Persons.

CUSIP NO. 85526F201	13 G	Page 3 of 15

1	NAME OF REPORTING PERSONS AH Equity Partners III, L.L.C. (“AH Equity III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
120,642 shares are held of record by Seed III, whose members are AH III, AH III-A, AH III-B and AH III-Q. AH Equity III, the general partner of each of AH III, AH III-A, AH III-B and AH III-Q, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
120,642 shares are held of record by Seed III, whose members are AH III, AH III-A, AH III-B and AH III-Q. AH Equity III, the general partner of AH III, AH III-A, AH III-B and AH III-Q, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	120,642
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%[1]
12	TYPE OF REPORTING PERSON	OO

1 Based on 463,739,118 shares of the Issuer’s Class A Common Stock outstanding as of February 15, 2023, as provided by the Issuer to the Reporting Persons.

CUSIP NO. 85526F201	13 G	Page 4 of 15

1	NAME OF REPORTING PERSONS Andreessen Horowitz Fund IV, L.P. (“AH IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
48,629,088 shares, for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P. (“AH IV-A”), Andreessen Horowitz Fund IV-B, L.P. (“AH IV-B”) and Andreessen Horowitz Fund IV-Q, L.P. (“AH IV-Q”), except that AH Equity Partners IV, L.L.C. (“AH Equity IV”), the general partner of AH IV, AH IV-A, AH IV-B and AH IV-Q, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
48,629,088 shares, for itself and as nominee for AH IV-A, AH IV-B and AH IV-Q, except that AH Equity IV, the general partner of AH IV, AH IV-A, AH IV-B and AH IV-Q, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	48,629,088
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.5%[1]
12	TYPE OF REPORTING PERSON	PN

1 Based on 463,739,118 shares of the Issuer’s Class A Common Stock outstanding as of February 15, 2023, as provided by the Issuer to the Reporting Persons.

CUSIP NO. 85526F201	13 G	Page 5 of 15

1	NAME OF REPORTING PERSONS AH Equity Partners IV, L.L.C. (“AH Equity IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
48,629,088 shares, all of which are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B and AH IV-Q. AH Equity IV, the general partner of AH IV, AH IV-A, AH IV-B and AH IV-Q may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
48,629,088 shares, all of which are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B and AH IV-Q. AH Equity IV, the general partner of AH IV, AH IV-A, AH IV-B and AH IV-Q may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	48,629,088
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.5%[1]
12	TYPE OF REPORTING PERSON	OO

1 Based on 463,739,118 shares of the Issuer’s Class A Common Stock outstanding as of February 15, 2023, as provided by the Issuer to the Reporting Persons.

CUSIP NO. 85526F201	13 G	Page 6 of 15

1	NAME OF REPORTING PERSONS AH Parallel Fund IV, L.P. (“AH Parallel IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,913,387 shares, for itself and as nominee for AH Parallel Fund IV-A, L.P. (“AH Parallel IV-A”), AH Parallel Fund IV-B, L.P. (“AH Parallel IV-B”) and AH Parallel Fund IV-Q, L.P. (“AH Parallel IV-Q”), except that AH Equity Partners IV (Parallel), L.L.C. (“AH Equity Parallel IV”), the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
8,913,387 shares, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q, except that AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,913,387
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.9%[1]
12	TYPE OF REPORTING PERSON	PN

1 Based on 463,739,118 shares of the Issuer’s Class A Common Stock outstanding as of February 15, 2023, as provided by the Issuer to the Reporting Persons.

CUSIP NO. 85526F201	13 G	Page 7 of 15

1	NAME OF REPORTING PERSONS AH Equity Partners IV (Parallel), L.L.C. (“AH Equity Parallel IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,913,387 shares, all of which are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q. AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
8,913,387 shares, all of which are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q. AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,913,387
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.9%[1]
12	TYPE OF REPORTING PERSON	OO

1 Based on 463,739,118 shares of the Issuer’s Class A Common Stock outstanding as of February 15, 2023, as provided by the Issuer to the Reporting Persons.

CUSIP NO. 85526F201	13 G	Page 8 of 15

1	NAME OF REPORTING PERSONS Marc Andreessen (“Andreessen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		57,663,117 shares, of which (a) 120,642 shares are held of record by Seed III, whose members are AH III, AH III-A, AH III-B and AH III-Q, (b) 48,629,088 shares are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B and AH IV-Q, and (c) 8,913,387 shares are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q. Andreessen is (i) a managing member of AH Equity III, the general partner of each of AH III, AH III-A, AH III-B and AH III-Q, (ii) a managing member of AH Equity IV, the general partner of AH IV, AH IV-A, AH IV-B and AH IV-Q and (iii) a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		57,663,117 shares, of which (a) 120,642 shares are held of record by Seed III, whose members are AH III, AH III-A, AH III-B and AH III-Q, (b) 48,629,088 shares are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B and AH IV-Q, and (c) 8,913,387 shares are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q. Andreessen is (i) a managing member of AH Equity III, the general partner of each of AH III, AH III-A, AH III-B and AH III-Q, (ii) a managing member of AH Equity IV, the general partner of AH IV, AH IV-A, AH IV-B and AH IV-Q, and (iii) a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	57,663,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.4%[1]
12	TYPE OF REPORTING PERSON	IN

1 Based on 463,739,118 shares of the Issuer’s Class A Common Stock outstanding as of February 15, 2023, as provided by the Issuer to the Reporting Persons.

CUSIP NO. 85526F201	13 G	Page 9 of 15

1	NAME OF REPORTING PERSONS Benjamin Horowitz (“Horowitz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		57,663,117 shares, of which (a) 120,642 shares are held of record by Seed III, whose members are AH III, AH III-A, AH III-B and AH III-Q, (b) 48,629,088 shares are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B and AH IV-Q, and (c) 8,913,387 shares are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q. Horowitz is (i) a managing member of AH Equity III, the general partner of each of AH III, AH III-A, AH III-B and AH III-Q, (ii) a managing member of AH Equity IV, the general partner of AH IV, AH IV-A, AH IV-B and AH IV-Q, and (iii) a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		57,663,117 shares, of which (a) 120,642 shares are held of record by Seed III, whose members are AH III, AH III-A, AH III-B and AH III-Q, (b) 48,629,088 shares are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B and AH IV-Q, and (c) 8,913,387 shares are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q. Horowitz is (i) a managing member of AH Equity III, the general partner of each of AH III, AH III-A, AH III-B and AH III-Q, (ii) a managing member of AH Equity IV, the general partner of AH IV, AH IV-A, AH IV-B and AH IV-Q, and (iii) a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	57,663,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.4%[1]
12	TYPE OF REPORTING PERSON	IN

1 Based on 463,739,118 shares of the Issuer’s Class A Common Stock outstanding as of February 15, 2023, as provided by the Issuer to the Reporting Persons.

CUSIP NO. 85526F201	13 G	Page 10 of 15

ITEM 1(A).	NAME OF ISSUER

Starco Brands, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

250 26th Street, Suite 200

Santa Monica, CA 90402

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by a16z Seed-III, LLC, a Delaware limited liability company (“Seed III”), AH Equity Partners III, L.L.C., a Delaware limited liability company (“AH Equity III”), Andreessen Horowitz Fund IV, L.P., a Delaware limited partnership (“AH IV”), AH Equity Partners IV, L.L.C., a Delaware limited liability company (“AH Equity IV”), AH Parallel Fund IV, L.P., a Delaware limited partnership (“AH Parallel IV”), AH Equity Partners IV (Parallel), L.L.C., a Delaware limited liability company (“AH Equity Parallel IV”), Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to herein as the “Reporting Persons.”

AH Equity III is the general partner of Andreessen Horowitz Fund III, L.P., a Delaware limited partnership (“AH III”), Andreessen Horowitz Fund III-A, L.P., a Delaware limited partnership (“AH III-A”), Andreessen Horowitz Fund III-B, L.P., a Delaware limited partnership (“AH III-B”), and Andreessen Horowitz Fund III-Q, L.P., a Delaware limited partnership (“AH III-Q”), who are the members of Seed III, and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by Seed III. Andreessen and Horowitz are managing members of AH Equity III and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by Seed III.

AH Equity IV is the general partner of AH IV, Andreessen Horowitz Fund IV-A, L.P., a Delaware limited partnership (“AH IV-A”), Andreessen Horowitz Fund IV-B, L.P., a Delaware limited partnership (“AH IV-B”), and Andreessen Horowitz Fund IV-Q, L.P., a Delaware limited partnership (“AH IV-Q”), and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH IV for itself and as nominee for AH IV-A, AH IV-B and AH IV-Q . Andreessen and Horowitz are managing members of AH Equity IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH IV for itself and as nominee.

AH Equity Parallel IV is the general partner of AH Parallel IV, AH Parallel Fund IV-A, L.P., a Delaware limited partnership (“AH Parallel IV-A”), AH Parallel Fund IV-B, L.P., a Delaware limited partnership (“AH Parallel IV-B”), and AH Parallel Fund IV-Q, L.P., a Delaware limited partnership (“AH Parallel IV-Q”), and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q. Andreessen and Horowitz are managing members of AH Equity Parallel IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Andreessen Horowitz

2865 Sand Hill Road, Suite 101

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Class A Common Stock, $0.001 par value per share.

CUSIP NO. 85526F201	13 G	Page 11 of 15

ITEM 2(E)	CUSIP NUMBER

85526F201

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP The following information with respect to the beneficial ownership of the Class A Common Stock of the Issuer by the Reporting Persons is provided as of February 15, 2023.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of each of AH IV and AH Parallel IV and the limited liability company agreements of Seed III, AH Equity III, AH Equity IV and AH Equity Parallel IV, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or a member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

CUSIP NO. 85526F201	13 G	Page 12 of 15

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 85526F201	13 G	Page 13 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2023

a16z Seed-III, LLC

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz Fund IV, L.P.
for itself and as nominee for
Andreessen Horowitz Fund IV-A, L.P.
Andreessen Horowitz Fund IV-B, L.P.
Andreessen Horowitz Fund IV-Q, L.P.

By: AH Equity Partners IV, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Parallel Fund IV, L.P.
for itself and as nominee for
AH Parallel Fund IV-A, L.P.
AH Parallel Fund IV-B, L.P.
AH Parallel Fund IV-Q, L.P.

By: AH Equity Partners IV (Parallel), L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV (Parallel), L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Attorney-in-fact for Marc Andreessen*

Benjamin Horowitz

/s/ Scott Kupor
Scott Kupor, Attorney-in-fact for Benjamin Horowitz*

*Signed pursuant to a Power of Attorney already on file with the Securities and Exchange Commission.

CUSIP NO. 85526F201	13 G	Page 14 of 15

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	15

CUSIP NO. 85526F201	13 G	Page 15 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Starco Brands, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 27, 2023

a16z Seed-III, LLC

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz Fund IV, L.P.
for itself and as nominee for
Andreessen Horowitz Fund IV-A, L.P.
Andreessen Horowitz Fund IV-B, L.P.
Andreessen Horowitz Fund IV-Q, L.P.

By: AH Equity Partners IV, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Parallel Fund IV, L.P.
for itself and as nominee for
AH Parallel Fund IV-A, L.P.
AH Parallel Fund IV-B, L.P.
AH Parallel Fund IV-Q, L.P.

By: AH Equity Partners IV (Parallel), L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV (Parallel), L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Attorney-in-fact for Marc Andreessen*

Benjamin Horowitz

/s/ Scott Kupor
Scott Kupor, Attorney-in-fact for Benjamin Horowitz*

*Signed pursuant to a Power of Attorney already on file with the Securities and Exchange Commission.